Dreyfus Massachusetts Intermediate Municipal Bond Fund
Statement of Investments
June 30, 2005 (Unaudited)

	Principal Amount($)	Value ($)
Long-Term Investment -- 100.7%		
Massachusetts -- 77.1%		
Berkshire Hills Regional School District		
5%, 10/15/2015 (Insured; FSA)	1,390,000	1,544,304
Boston 5.75%, 2/1/2013 (Prerefunded 2/1/2010)	1,000,000 a	1,117,340
Boston Convention Center Act 1997,		
Special Obligation		
5%, 5/1/2016 (Insured; AMBAC)	2,000,000	2,176,460
Boston Industrial Development		
Financing Authority, Revenue		
(Pilot Seafood Project) 5.875%, 4/1/2007		
(LOC; Canadian Imperial Bank)	965,000	992,541
Boston Water & Sewer Commission, Revenue	2,000,000	2,182,940
5% 11/1/2020		
Fall River:		
5.25%, 6/1/2010 (Insured; MBIA)	1,000,000	1,055,940
5.25%, 2/1/2018 (Insured; FSA)	750,000	835,095
Holyoke Gas & Electric Department, Revenue		
5.375%, 12/1/2015 (Insured; MBIA)	1,245,000	1,396,778
Lancaster 5%, 4/15/2019 (Insured; AMBAC)	515,000	566,526
Lawrence 5.50%, 2/1/2012 (Insured; AMBAC)	570,000	637,454
Massachusetts:		
6%, 8/1/2010 (Insured; AMBAC)	1,500,000	1,699,410
Consolidated Loan		
5%, 3/1/2019	1,640,000	1,793,061
Federal Highway:		
5.50%, 12/15/2009	1,000,000	1,100,380
Grant Anticipation Notes		
5.50%, 6/15/2014	1,000,000	1,084,950
Massachusetts Bay Transportation Authority:		

Assessment Revenue 5.25%, 7/1/2018		
(Prerefunded 7/1/2014)	1,000,000 a	1,137,870
General Transportation System		
5.50%, 3/1/2012 (Insured; MBIA)	1,000,000	1,130,370
Massachusetts Developmental Finance Agency:		
RRR (Semass Systems)		
5.625%, 1/1/2014 (Insured; MBIA)	2,000,000	2,239,540
SWDR (Waste Management Inc.)		
5.45%, 6/1/2014	1,500,000	1,617,630
Massachusetts Educational Financing Authority,		
Education Loan Revenue:		
5.70%, 7/1/2011 (Insured; AMBAC)	785,000	787,206
5%, 1/1/2013 (Insured; AMBAC)	1,440,000	1,490,112
5.125%, 12/1/2014 (Insured; MBIA)	740,000	741,865
Massachusetts Health and Educational		
Facilities Authority, Revenue:		
(Hallmark Health System)		
5.25%, 7/1/2010 (Insured; FSA)	2,055,000	2,201,028
(Harvard Pilgrim Health)		
5.25%, 7/1/2011 (Insured; FSA)	1,675,000	1,777,142
(Healthcare System - Covenant Health)		
6.50%, 7/1/2017	1,485,000	1,687,123
(Massachusetts Institute of Technology)		
5%, 7/1/2023	1,155,000	1,312,600
(Partners Healthcare System):		
5.125%, 7/1/2011 (Insured; MBIA)	1,000,000	1,050,130
5%, 7/1/2018	1,315,000	1,412,678
5%, 7/1/2021	1,000,000	1,079,210
(University of Massachusetts - Worcester Campus)		
5.25%, 10/1/2014 (Insured; FGIC)	1,000,000	1,107,700
Massachusetts Housing Finance Agency,		
(Insured Construction Loan Notes)		
3.15%, 6/1/2008 (Insured; FSA)	1,000,000	996,340
Massachusetts Municipal Wholesale Electric Co.,		
Power Supply System Revenue:		
(Nuclear Project No. 4)		
5.25%, 7/1/2014 (Insured; MBIA)	2,000,000	2,230,920
(Project No. 6)		
5.25%, 7/1/2012 (Insured; MBIA)	1,810,000	2,016,503
Massachusetts Port Authority,		

Special Facilities Revenue
(Delta Airlines, Inc. Project) 5.50%, 1/1/2017
(Insured; AMBAC) 2,000,000 2,126,760

Massachusetts Water Pollution Abatement Trust,
   Water Pollution Abatement Revenue
     (Massachusetts Water Resources
     Authority Program):
       6%, 8/1/2014 (Prerefunded 8/1/2009) 285,000 a 319,673
       6%, 8/1/2014 1,015,000 1,135,328

Massachusetts Water Resource Authority:
   5.25%, 8/1/2021 (Insured; MBIA) 1,500,000 1,700,595
   5.50%, 8/1/2011 (Insured; MBIA) 2,000,000 2,252,260

Mendon Upton Regional School District
   5%, 6/1/2017 (Insured; MBIA) 2,625,000 2,914,170

New England Education Loan Marketing Corp.,
   Student Loan Revenue 6.90%, 11/1/2009 1,000,000 1,066,420

Plymouth County, COP (Correctional Facility Project)
   5.125%, 4/1/2013 (Insured; AMBAC) 2,000,000 2,176,120

Route 3 North Transportation Improvement Association, LR
   5.75%, 6/15/2015 (Insured; MBIA) 1,500,000 1,668,615

Sandwich 5%, 7/15/2019 (Insured; MBIA) 1,580,000 1,758,366

Springfield, Municipal Purpose Loan
   5%, 8/1/2018 (Insured; FGIC) 1,000,000 1,099,180

Triton Regional School District
   5%, 4/1/2016 (Insured; FGIC) 1,420,000 1,556,064

Worcester 5.25%, 8/15/2016 (Insured; MBIA) 1,000,000 1,138,310

U. S. Related -- 23.6%

Childrens Trust Fund, Tobacco Settlement Revenue:
   5.75%, 7/1/2013 (Prerefunded 7/1/2010) 2,000,000 a 2,241,400
   5.75%, 7/1/2014 (Prerefunded 7/1/2010) 2,000,000 a 2,241,400

Guam Economic Development Authority:
   0/5%, 11/15/2007 860,000 b 783,993
   Tobacco Settlement 0/5.40%, 11/15/2007 350,000 b 314,871

Guam Government, LOR, (Infrastructure Improvement)
   5%, 11/1/2012 (Insured; AMBAC) 1,000,000 1,065,580

Puerto Rico Commonwealth:		
5.375%, 7/1/2005	80,000	80,006
(Public Improvement):		
5.50%, 7/1/2011	1,000,000	1,112,590
5.25%, 7/1/2014 (Insued; FSA)	1,000,000	1,144,530
5.25%, 7/1/2023	1,000,000	1,074,960
Puerto Rico Commonwealth Infrastructure Financing Authority, Special Tax Revenue		
5.50%, 7/1/2021 (Insured; FGIC)	1,000,000	1,195,100
Puerto Rico Electric Power Authority, Power Revenue		
5.50%, 7/1/2008	1,000,000	1,060,160
Puerto Rico Municipal Finance Agency		
5%, 7/1/2009 (Insured; FSA)	1,725,000	1,824,101
Puerto Rico Public Buildings Authority, Revenue		
4.50%, 7/1/2022	2,000,000	2,048,800
Virgin Islands Public Finance Authority, Revenue:		
Gross Receipts Taxes Loan:		
5.625%, 10/1/2010	1,000,000	1,058,550
5.25%, 10/1/2021 (Insured; FSA)	1,000,000	1,115,890
Subordinated Lien 5.875%, 10/1/2018	500,000	517,425
Virgin Islands Water and Power Authority, Electric Systems		
5.125%, 7/1/2011	1,000,000	1,057,590
Total Investments (cost $80,919,135)	**100.7%**	**85,047,953**
Cash and Receivables (Net)	**(0.7)**	**(553,523)**
Net Assets	**100.0%**	**84,494,430**

Notes to Statement of Investments:

(a) Bonds which are prerefunded are collateralized by U.S. Government securities which are held in escrow and are used to pay principal and interest on the municipal issue and to retire the bonds in full at the earliest
(b) Zero coupon until a specified date at which time the stated coupon becomes effective until maturity.
(c) Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange on Form